MID-ATLANTIC INVESTORS
A.S.C. General Partnership
P.O. Box 7574                                                  Tel. 803-749-7888
Columbia, South Carolina 29202                                 FAX  803-749-7090

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                   ATTENTION PROVIDENT BANKSHARES SHAREHOLDERS



                                                                  March 22, 2000


Dear Fellow Provident Shareholder:

Mid-Atlantic Investors has submitted a shareholder resolution for the April 19 annual meeting of shareholders calling upon the directors of Provident
Bankshares to take immediate steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize stockholder value as promptly as possible. We encourage you to sign, date and promptly mail the enclosed GREEN PROXY CARD to vote FOR this proposal.

Here are some reasons Provident needs to put up a FOR SALE sign:

 .    All of  management's  achievements  over the last 2 years  have  failed  to result in the enhancement of your share value.

 .    The value of  Provident  stock has declined  more than the Middle  Atlantic
     Bank Index in the last two years. The Index is down 12.9% while Provident's stock lost 37.5% of its value.

 .    This is not just an "all bank stocks are down" problem.

 .    The market price of the Provident stock  represents the combined opinion of many investors who have "voted" with a precious commodity - their own money.

 .    We believe  that other  banks with  depressed  stock  prices will see their stock prices recover faster than your Provident stock will. Other banks have histories of better earnings, better returns on equity, better returns on assets and better efficiency ratios. The others should lead the way.

 .    By merging with a proven leader  Provident could share the rewards of being a leader with its shareholders. Otherwise, Provident will probably continue to trail behind.

 .    The danger of waiting can be demonstrated by a hypothetical:

          Assume Provident had been acquired by First Union Corporation on December 31, 1997, at a 30% premium to the market value for Provident. A Provident shareholder with $1,000 of Provident stock would have received $1,300 worth of First Union stock. If the shareholder held on to the First Union stock and reinvested dividends, at December 31, 1999, the $1,000 worth of Provident stock would have become worth $899.52. This is $274.94 more than the actual value the $1,000 worth of Provident stock had at December 31, 1999 ($624.58). Please bear in mind that this is the result even though First Union stock lost 43% of its value in 1999.

Note that this is only a hypothetical. Actual merger results could vary substantially.

 .    Now is the time to merge  Provident.  Management  says  merging  now  would sacrifice their long-term plans for a short-term gain. We urge you not to forget the saying "a bird in the hand is worth two in the bush."

 .    Management says its long-term  strategy is enhancing  shareholder value. We believe a merger with a desirable acquiror would enhance shareholder value more in the long-term and the short-term.

 .    The Board of Director's  recommendations  to shareholders may be colored by the salaries and fees and benefits the executive officers and directors receive. In 1999, those totaled $2.5 million or about 5% of Provident's net income. The CEO managed to receive $731,822 plus stock options in a year when shareholders received 60 cents a share in dividends and a more than $10.00 per share decrease in the value of their stock.

 .    Management's  prospective  retirement benefits may have gone up in 1999 but yours went down if you are counting on Provident stock as part of your retirement funding.

         Mid-Atlantic Investors has no hidden agenda. We will receive no collateral benefit from having, or not having, a merger. Our interest is solely as shareholders. It is the same as your interest and the interest of every other shareholder who is not on Provident's payroll.

         We firmly believe that the shareholders will benefit more if there is a merger than if there is no merger. This is your chance to tell management what you think. It's your money. It's your future. It's your vote. Please sign, date, and promptly mail your GREEN PROXY CARD.

We urge you to VOTE FOR our proposal.

Thank you for your support

                                                       Sincerely,



                                                       Jerry Shearer
                                                       Managing Partner

Mid-Atlantic Investors is a partnership of Jerry Zucker and Jerry Shearer that invests in the stocks of financial institutions. Mid-Atlantic and its partners own 5.4% of the common stock (1,370,238 shares) of Provident, an investment which is worth over $21 million. Mr. Zucker is the Chief Executive Officer of the Polymer Group, Inc., a New York Stock Exchange traded company, and has experience as a director of a bank. Mr. Shearer has also been a director of a bank and has over 40 years experience with the banking industry. He was the Chief Financial Officer of two banks and a bank holding company before becoming managing partner of Mid-Atlantic.

The opinions and views expressed in this letter are based upon publicly available information about Provident and other financial institutions as well as the experience and judgment of Mid-Atlantic's partners. Shareholders are encouraged to seek advice about Provident's future and the desirability of a merger from their brokers, financial advisers and others who have no conflict of interest.

                o NOT PRINTED OR DISTRIBUTED AT COMPANY EXPENSE o